Exhibit 99.1

 Phoenix New Media Reports First Quarter 2022 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 9, 2022

BEIJING, China, May 10, 2022 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “During the first quarter of 2022, we faced an evolving macroeconomic landscape and challenges posed by the resurgence of Covid. Confronting these pressures, we remained steadfastly committed to providing premium content, optimizing the usability of our app, and enhancing our livestreaming capabilities. In addition, we fortified our leading position in news reporting and continued to diversify our revenue streams. Going forward, we will continue to explore new business initiatives and prudently manage our operations while adapting to the changing market dynamics.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Our topline came under increased pressure this quarter due to the impact of the Covid outbreaks in many cities in China. While we remain dedicated to expanding our media presence and diversifying our revenue streams, we are also taking necessary steps to minimize the negative impact on our bottom line. We have proactively adjusted our operational strategy and augmented our cost control efforts. We believe that our continuous endeavors will sustain us through these adversities and prepare us to achieve a better margin recovery in the future.”

First Quarter 2022 Financial Results

REVENUES

Total revenues in the first quarter of 2022 decreased by 22.4% to RMB175.4 million (US$27.7 million) from RMB226.1 million in the same period of 2021, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the first quarter of 2022 decreased by 21.3% to RMB158.4 million (US$25.0 million) from RMB201.3 million in the same period of 2021, mainly due to the reduction in advertising spending of advertisers from certain industries, the intensified industry-wide competition and the negative impact of the COVID-19 outbreak in certain regions in China in the first quarter of 2022.

Paid services revenues1 in the first quarter of 2022 decreased by 31.5% to RMB17.0 million (US$2.7 million) from RMB24.8 million in the same period of 2021. Revenues from paid contents in the first quarter of 2022 decreased by 56.2% to RMB4.6 million (US$0.7 million) from RMB10.5 million in the same period of 2021, mainly due to the reduction in the content spending of certain customers. Revenues from E-commerce and others in the first quarter of 2022 decreased by 13.3% to RMB12.4 million (US$2.0 million) from RMB14.3 million in the same period of 2021.

COST OF REVENUES

Cost of revenues in the first quarter of 2022 increased by 31.6% to RMB142.3 million (US$22.5 million) from RMB108.1 million in the same period of 2021, which was mainly attributable to the increase in the content and operational costs caused by the increase in costs to develop original content and content costs paid to Phoenix TV Group in the first quarter of 2022.

GROSS PROFIT

Gross profit in the first quarter of 2022 decreased by 71.9% to RMB33.1 million (US$5.2 million) from RMB118.0 million in the same period of 2021. Gross margin in the first quarter of 2022 decreased to 18.9% from 52.2% in the same period of 2021, primarily attributable to the year-over-year decline in the Company’s net advertising revenues as well as the increase in the Company’s content and operational costs, as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2022, excluding share-based compensation, decreased to 19.0% from 52.3% in the same period of 2021.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

[1]

Paid services revenues comprise of (i) revenues from paid contents, which includes revenues from digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from E-commerce and others, which mainly includes revenues from E-commerce, MVAS and others.

Total operating expenses in the first quarter of 2022 decreased by 12.5% to RMB139.9 million (US$22.1 million) from RMB159.9 million in the same period of 2021, primarily attributable to the decrease in the personnel-related expenses as a result of the strict cost control measures.

Loss from operations in the first quarter of 2022 was RMB106.8 million (US$16.8 million), compared to RMB41.9 million in the same period of 2021. Operating margin in the first quarter of 2022 was negative 60.9%, compared to negative 18.6% in the same period of 2021.

Non-GAAP loss from operations in the first quarter of 2022, which excluded share-based compensation, was RMB106.1 million (US$16.7 million), compared to non-GAAP loss from operations of RMB40.7 million in the same period of 2021. Non-GAAP operating margin in the first quarter of 2022, excluding share-based compensation, was negative 60.5%, compared to negative 18.0% in the same period of 2021.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, fair value changes in investments, net, and others, net2. Total net other income in the first quarter of 2022 was RMB13.5 million (US$2.1 million), compared to RMB12.5 million in the same period of 2021. The increase in total net other income was mainly due to the following:

●	Net interest income in the first quarter of 2022 was RMB8.6 million (US$1.4 million), compared to RMB10.7 million in the same period of 2021.

●	Foreign currency exchange gain in the first quarter of 2022 was RMB1.2 million (US$0.2 million), compared to a foreign currency exchange loss of RMB2.8 million in the same period of 2021.

●	Loss from equity method investments, net of impairment, in the first quarter of 2022 was RMB0.2 million (US$0.03 million), compared to a loss of RMB0.2 million in the same period of 2021.

●

Fair value changes in investments, net in the first quarter of 2022 was a gain of RMB0.8 million (US$0.1 million), compared to a gain of RMB0.1 million in the same period of 2021, which represented changes in fair value of investments in certain private equity funds.

●	Others, net, in the first quarter of 2022 was RMB3.1 million (US$0.4 million), compared to RMB4.7 million in the same period of 2021.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2022 was RMB79.7 million (US$12.6 million), compared to net loss attributable to Phoenix New Media Limited of RMB29.2 million in the same period of 2021. Net margin in the first quarter of 2022 was negative 45.4%, compared to negative 12.9% in the same period of 2021. Net loss per diluted ordinary share in the first quarter of 2022 was RMB0.14 (US$0.02), compared to RMB0.05 in the same period of 2021.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, was RMB79.6 million (US$12.6 million) in the first quarter of 2022, compared to RMB27.8 million in the same period of 2021. Non-GAAP net margin in the first quarter of 2022 was negative 45.4%, compared to negative 12.3% in the same period of 2021. Non-GAAP net loss per diluted ADS3 in the first quarter of 2022 was RMB1.09 (US$0.17), compared to RMB0.38 in the same period of 2021.

In the first quarter of 2022, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of March 31, 2022, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2022, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.41 billion (US$222.8 million).

Business Outlook

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.
[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

For the second quarter of 2022, the Company expects its total revenues to be between RMB198.6 million and RMB218.6 million; net advertising revenues are expected to be between RMB167.0 million and RMB182.0 million; and paid services revenues are expected to be between RMB31.6 million and RMB36.6 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 9, 2022 (May 10, 2022 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2022 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/4731568. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID that will be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through May 17, 2022 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4008209703
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	4731568

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with third-party business partners, including the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, LLC

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	188,980	90,776	14,320
Term deposits and short term investments	1,309,028	1,306,523	206,099
Restricted cash	15,618	15,225	2,402
Accounts receivable, net	456,935	409,334	64,571
Amounts due from related parties	57,079	43,239	6,821
Prepayment and other current assets	49,363	55,098	8,691
Total current assets	2,077,003	1,920,195	302,904
Non-current assets:
Property and equipment, net	29,051	26,930	4,248
Intangible assets, net	22,495	22,847	3,604
Available-for-sale debt investments	29,401	23,146	3,651
Equity investments, net	111,128	120,722	19,044
Deferred tax assets	92,189	97,931	15,448
Operating lease right-of-use assets, net	41,361	31,362	4,947
Other non-current assets	3,218	3,021	476
Total non-current assets	328,843	325,959	51,418
Total assets	2,405,846	2,246,154	354,322
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	217,172	216,492	34,151
Amounts due to related parties	34,735	37,721	5,950
Advances from customers	33,461	33,643	5,307
Taxes payable	412,776	411,840	64,966
Salary and welfare payable	119,812	85,011	13,410
Accrued expenses and other current liabilities	123,243	105,326	16,615
Operating lease liabilities	25,780	14,173	2,236
Total current liabilities	966,979	904,206	142,635
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	207
Long-term liabilities	28,330	28,329	4,469
Operating lease liabilities	20,070	18,193	2,870
Total non-current liabilities	49,712	47,834	7,546
Total liabilities	1,016,691	952,040	150,181
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,760
Class B ordinary shares	22,053	22,053	3,479
Additional paid-in capital	1,629,014	1,629,703	257,079
Statutory reserves	98,482	98,482	15,535
Accumulated deficit	(300,357)	(380,054)	(59,952)
Accumulated other comprehensive loss	(39,308)	(45,914)	(7,243)
Total Phoenix New Media Limited shareholders’ equity	1,427,383	1,341,769	211,658
Noncontrolling interests	(38,228)	(47,655)	(7,517)
Total shareholders' equity	1,389,155	1,294,114	204,141
Total liabilities and shareholders’ equity	2,405,846	2,246,154	354,322

* Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2022.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	201,313	279,163	158,376	24,983
Paid service revenues	24,778	23,750	17,005	2,682
Total revenues	226,091	302,913	175,381	27,665
Cost of revenues	(108,104)	(197,539)	(142,319)	(22,450)
Gross profit	117,987	105,374	33,062	5,215
Operating expenses:
Sales and marketing expenses	(64,843)	(83,881)	(59,394)	(9,369)
General and administrative expenses	(54,828)	(33,757)	(45,446)	(7,169)
Technology and product development expenses	(40,275)	(40,771)	(35,041)	(5,528)
Total operating expenses	(159,946)	(158,409)	(139,881)	(22,066)
Loss from operations	(41,959)	(53,035)	(106,819)	(16,851)
Other income/(loss):
Interest income, net	10,740	10,957	8,583	1,354
Foreign currency exchange (loss)/gain	(2,765)	6,392	1,173	185
(Loss)/income from equity method investments, net of impairment	(220)	1,152	(180)	(28)
Fair value changes in investments, net	113	(1,318)	774	122
Others, net	4,670	12,122	3,183	502
Loss before income taxes	(29,421)	(23,730)	(93,286)	(14,716)
Income tax (expense)/benefit	(250)	(6,823)	4,124	651
Net loss	(29,671)	(30,553)	(89,162)	(14,065)
Net loss/(income) attributable to noncontrolling interests	498	(4,874)	9,465	1,493
Net loss attributable to Phoenix New Media Limited	(29,173)	(35,427)	(79,697)	(12,572)
Net loss	(29,671)	(30,553)	(89,162)	(14,065)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(1,730)	(4,881)	(6,154)	(971)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	2,017	(3,590)	(452)	(71)
Comprehensive loss	(29,384)	(39,024)	(95,768)	(15,107)
Comprehensive loss/(income) attributable to noncontrolling interests	498	(4,874)	9,465	1,493
Comprehensive loss attributable to Phoenix New Media Limited	(28,886)	(43,898)	(86,303)	(13,614)
Net loss per Class A and Class B ordinary share:
Basic	(0.05)	(0.06)	(0.14)	(0.02)
Diluted	(0.05)	(0.06)	(0.14)	(0.02)
Net loss per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.40)	(0.49)	(1.09)	(0.17)
Diluted	(0.40)	(0.49)	(1.09)	(0.17)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	201,313	279,163	158,376	24,983
Paid services	24,778	23,750	17,005	2,682
Total revenues	226,091	302,913	175,381	27,665
Cost of revenues
Net advertising service	101,255	189,306	136,097	21,469
Paid services	6,849	8,233	6,222	981
Total cost of revenues	108,104	197,539	142,319	22,450
Gross profit
Net advertising service	100,058	89,857	22,279	3,514
Paid services	17,929	15,517	10,783	1,701
Total gross profit	117,987	105,374	33,062	5,215

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	2,571	14,380	3,646	575
Content and operational costs	91,717	169,141	124,387	19,622
Bandwidth costs	13,816	14,018	14,286	2,253
Total cost of revenues	108,104	197,539	142,319	22,450

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2021				Three Months Ended December 31, 2021				Three Months Ended March 31, 2022
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	117,987	268	(1)	118,255	105,374	1,261	(1)	106,635	33,062	315	(1)	33,377
Gross margin	52.2%			52.3%	34.8%			35.2%	18.9%			19.0%
Loss from operations	(41,959)	1,288	(1)	(40,671)	(53,035)	2,079	(1)	(50,956)	(106,819)	727		(106,092)
Operating margin	(18.6)%			(18.0)%	(17.5)%			(16.8)%	(60.9)%			(60.5)%
		1,288	(1)			2,079	(1)			727	(1)
		220	(2)			(1,152)	(2)			180	(2)
		(113)	(3)			1,318	(3)			(774)	(3)
Net loss attributable to Phoenix New Media Limited	(29,173)	1,395		(27,778)	(35,427)	2,245		(33,182)	(79,697)	133		(79,564)
Net margin	(12.9)%			(12.3)%	(11.7)%			(11.0)%	(45.4)%			(45.4)%
Net loss per ADS-diluted	(0.40)			(0.38)	(0.49)			(0.46)	(1.09)			(1.09)
Weighted average number of ADSs used in computing diluted net loss per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2) Loss/(income) from equity method investments, net of impairment

(3) Fair value changes in investments, net